FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 6, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Free Translation Letter to the Buenos Aires Stock Exchange informing them of the approval of sale to Shell Compañia Argentina de Petróleo S.A.	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: March 6, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

FREE TRANSLATION
FOR IMMEDIATE RELEASE

March 5, 2003

BUENOS AIRES STOCK EXCHANGE

Re.: Art 23 of the Listing Regulations

Dear Sirs,

I am writing you as Responsible for Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (the Company) to inform you that the Board of Directors has approved the sale to Shell Compañia Argentina de Petróleo S.A. of the 300 shares that the Company owns in Multibrand S.A. which represent the 25% of the capital stock, in the amount of Ar$ 3.000 (nominal value of the shares since Multibrand has a negative shareholders equity).

Sincerely,

Pedro Insussarry
Responsible for Market Relations

Telecom Argentina STET-France Telecom S.A. Alicia Moreau de Justo 50 C110/AAB Buenos Aires -- Argentina Telefono (54-11)4968-4000 htpp//www.telecom.com.ar